Filed by Corning Incorporated
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-22
                                                  Under the Exchange Act of 1934
                                          Subject company:  Corning Incorporated
                                                    Commission File No. 001-3247

On April 13, 2000, Corning Incorporated issued the following press release:


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                      IMMEDIATE RELEASE - APRIL 13, 2000

                      CORNING CONTACT:
                      Paul A. Rogoski
                      (607) 974-8832
                      rogoskipa@corning.com

              NETOPTIX SHAREHOLDERS TO VOTE ON PROPOSED ACQUISITION

                     BY CORNING INCORPORATED ON MAY 12, 2000

CORNING, N.Y. -- Corning Incorporated (NYSE:GLW) and NetOptix Corporation (Nasdaq:OPTX) announced today that a special NetOptix stockholders' meeting to vote on the proposed acquisition of NetOptix by Corning has been scheduled for May 12, 2000. If approved, the closing is expected to occur on May 12, 2000. Each outstanding share of NetOptix stock will be exchanged for 0.90 shares of Corning common stock and each outstanding option to purchase NetOptix common stock will become an option to purchase 0.90 shares of Corning common stock.

A joint proxy statement and prospectus for the meeting and the proposed exchange of common stock will be mailed on or about April 14, 2000 to each NetOptix stockholder of record on April 10, 2000.

Corning announced on February 14 that it had agreed to acquire NetOptix, a manufacturer of thin film filters used in dense wavelength division multiplexing
(DWDM) components for approximately $2 billion in stock. The transaction will be accounted for as a purchase and excluding the amortization of goodwill and other acquired intangible assets, is expected to be mildly dilutive to Corning's earnings per share in 2000 and accretive in 2001 and thereafter.

NetOptix Corporation is headquartered in Sturbridge Massachusetts. More information on the company is available at www.netoptix.com.

Established in 1851, Corning Incorporated (www.corning.com) creates leading-edge technologies for the fastest-growing markets of the world's economy. Corning manufactures optical fiber, cable and photonic products for the telecommunications industry; and high-performance displays and components for television and other

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NETOPTIX SHAREHOLDERS TO VOTE
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communications-related industries. The company also uses advanced materials to manufacture products for scientific, semiconductor and environmental markets. Corning's revenues for 1999 were $4.7 billion.

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FORWARD-LOOKING CAUTIONARY STATEMENTS

Except for historical information and discussions contained herein, statements included in this release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause results to differ materially, as discussed in the company's filing with the Securities and Exchange Commission.


INVESTOR RELATIONS CONTACT:
Kathy Dietz
(607) 974-8217
dietzkm@corning.com